UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   MUBARAK, FARES
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   01/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President of Engineering
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     2,366          D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $10.0625                                                                   08/01/02     07/28/08
to buy)
Incentive Stock Option (right  $10.6250                                                                                01/05/06
to buy)
Incentive Stock Option (right  $11.1250                                                                                01/09/08
to buy)
Incentive Stock Option (right  $13.0625        03/01/99       A         1,875                             (1)          03/01/09
to buy)
Incentive Stock Option (right  $13.5625        08/06/99       A         3,750                             (2)          08/06/09
to buy)
Incentive Stock Option (right  $14.8750                                                                                07/17/06
to buy)
Incentive Stock Option (right  $15.0000                                                                   05/01/96     03/01/06
to buy)
Incentive Stock Option (right  $16.3750                                                                   08/01/01     07/03/07
to buy)
Incentive Stock Option (right  $22.3750                                                                                12/20/06
to buy)
Non-Qualified Stock Option     $10.0625                                                                   08/01/02     07/28/08
(right to buy)
Non-Qualified Stock Option     $11.1250                                                                                01/09/08
(right to buy)
Non-Qualified Stock Option     $11.8750                                                                                01/23/08
(right to buy)
Non-Qualified Stock Option     $13.0625        03/01/99       A         28,125                            (3)          03/01/09
(right to buy)
Non-Qualified Stock Option     $13.5625        08/06/99       A         16,250                            (4)          08/06/09
(right to buy)
Non-Qualified Stock Option     $16.3750                                                                   08/01/01     07/03/07
(right to buy)
Non-Qualified Stock Option     $22.3750                                                                                12/20/06
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   9,937                     9,937         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   3,079                     3,079         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   186                       186           D   Direct
to buy)
Incentive Stock Option (right  03/01/99  Common Stock                   1,875         $8.9781     1,875         D   Direct
to buy)
Incentive Stock Option (right  08/06/99  Common Stock                   3,750                     3,750         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   12,600                    12,600        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   2,000                     2,000         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   5,679                     5,679         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   4,079                     4,079         D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   33,742                    33,742        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   33,517                    33,517        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   25,024                    25,024        D   Direct
(right to buy)
Non-Qualified Stock Option     03/01/99  Common Stock                   28,125        $8.9781     28,125        D   Direct
(right to buy)
Non-Qualified Stock Option     08/06/99  Common Stock                   16,250                    16,250        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,321                     2,321         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   921                       921           D   Direct
(right to buy)

Explanation of Responses:

(1)
Option becomes 100% exercisable on 3/1/03.
(2)
Option vests and is exercisable as to 1,250 shares on 2/1/03, 1,250 shares on 5/1/03 and 1,250 shares on 8/1/03.
(3)
Option begins vesting on 3/1/99 and is exercisable as to 1,875 shares quarterly through 12/1/02.
(4)
Option begins vesting on 8/1/99 and is exercisable as to 10,000 shares on 8/1/01, and 1,250 shares quarterly thereafter until
11/1/02.
-
Includes shares acquired pursuant to the 1993 Employee Stock Purchase Plan

SIGNATURE OF REPORTING PERSON
/S/ MUBARAK, FARES
DATE